THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060 [redacted]
www.thaicom.net, www.ipstar.c[redacted]

09045636

RECEIVED
2009 MAR 25 A 6:-3
OFFICE OF INTERNATIONAL CORPORATE

Ref. No. TC 073/2009

March 9, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of ~~Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 009/2009**

  Subject: Promulgation of the Information and Documents for the Annual General Meeting of Shareholders for the year 2009 posted on the Company's Website.

  Date: March 9, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

dlw 3/26

Summary Translation Letter
To the Stock Exchange of Thailand
March 9, 2009

TC-CP 009/2009

March 9, 2009

Subject: Promulgation of the Information and Documents for the Annual General Meeting of Shareholders for the year 2009 posted on the Company's Website.

To: The President
The Stock Exchange of Thailand

Pursuant to the resolution of the Board of Directors Meeting of THAICOM Public Company Limited (the Company) No. 2/2009 held on February 19, 2009 that the Annual General Meeting of Shareholders for the year 2009 shall be convened on April 9, 2009 at 2.00 p.m. at the Auditorium Room, 9 th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok to consider matters in accordance with the agenda as previously informed to the SET.

Please be informed that all information and supporting documents of the Annual General Meeting of Shareholders for the year 2009 have been posted and accessible on the Company's website at http://www.thaicom.net from March 6, 2009 onwards. Please further be noted that the referred documents shall be delivered to shareholders whose names appear in the share registration book as of March 19, 2009.

Please be informed accordingly.

THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

RECEIVED
2009 MAR 25 A 6:-3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. No. TC 069/2009

March 4, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 007/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in February 2009

  Date: March 3, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
March 4, 2009

TC-CP 007/2009

March 3, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in February 2009.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	5,894,200	7,562,100	10,033,800
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in February 2009, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	6,026,200	7,732,100	10,058,800